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                                 Exhibit 11
                       AIRGAS, INC. AND SUBSIDIARIES
                      EARNINGS PER SHARE CALCULATIONS
             For the Years Ended March 31, 2000, 1999 and 1998


                                         Years Ended March 31,
                                      2000          1999          1998
Weighted Average Share Outstanding:
Basic shares outstanding              69,200,000    70,000,000    68,700,000
Net common stock equivalents           1,400,000     1,700,000     2,100,000
Diluted shares outstanding            70,600,000    71,700,000    70,800,000

Net earnings                         $38,283,000   $51,924,000   $40,540,000

Basic earnings per share             $       .55   $       .74   $       .59

Diluted earnings per share           $       .54   $       .72   $       .57

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